                      Securities and Exchange Commission

                            Washington, D.C. 20549



                                   Form 11-K

(x) Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)



                  For the fiscal year ended December 31, 1996

                                      OR

( ) Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                        Commission file number 1-11566


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                CompSavings Plan for Employees of CompUSA Inc.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 CompUSA Inc.
                            14951 N. Dallas Parkway
                              Dallas, Texas 75240

                CompSavings Plan for Employees of CompUSA Inc.

                             Financial Statements
                          and Supplemental Schedules


                    Years ended December 31, 1996 and 1995



                                   CONTENTS


Report of Independent Auditors...............................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............   2
Statements of Changes in Net Assets Available for Benefits...   3
Notes to Financial Statements................................   4

Supplemental Schedules

Line 27(a)-Schedule of Assets Held for Investment Purposes...  15
Line 27(d)-Schedule of Reportable Transactions...............  16

                        Report of Independent Auditors

The CompSavings Plan Committee
CompSavings Plan for Employees of CompUSA Inc.

We have audited the accompanying statements of net assets available for benefits of the CompSavings Plan for Employees of CompUSA Inc. (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1996 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 basic financial statements taken as a whole.

                                                           /s/ ERNST & YOUNG LLP
                                                               ERNST & YOUNG LLP

Dallas, Texas
June 23, 1997

                CompSavings Plan for Employees of CompUSA Inc.

                Statements of Net Assets Available for Benefits


                                                DECEMBER 31
                                             1996         1995
                                          -----------------------

ASSETS
Investments at fair value                 $11,215,905  $3,704,312
Contributions receivable:
 Participants                                 269,213     139,304
 Employer                                   1,445,751   1,084,158
                                          -----------------------
                                            1,714,964   1,223,462
Employee loans receivable                     567,859          --
                                          -----------------------
Total assets                               13,498,728   4,927,774
                                          -----------------------

LIABILITIES
Excess contributions payable to
 participants                                 385,145     204,977
                                          -----------------------
Net assets available for benefits         $13,113,583  $4,722,797
                                          =======================

See accompanying notes.

                 CompSavings Plan for Employees of CompUSA Inc.

          Statements of Changes in Net Assets Available for Benefits


                                           YEAR ENDED DECEMBER 31
                                              1996         1995
                                          ------------------------

Investment income:
 Net appreciation in fair value of
  investments                             $ 2,690,726   $  279,778
 Interest                                      63,906       11,350
                                          ------------------------
                                            2,754,632      291,128

Contributions:
 Participants-pretax                        4,551,162    3,246,577
 Participants-rollover                        514,987      269,121
 Employer-participant directed                361,437      271,040
 Employer-non-participant directed          1,084,313      813,118
                                          ------------------------
                                            6,511,899    4,599,856
                                          ------------------------
Total additions                             9,266,531    4,890,984

Withdrawals by participants                  (875,745)    (168,187)
                                          ------------------------
Net increase                                8,390,786    4,722,797

Net assets available for benefits:
 Beginning of year                          4,722,797            -
                                          ------------------------
 End of year                              $13,113,583   $4,722,797
                                          ========================

See accompanying notes.

                CompSavings Plan for Employees of CompUSA Inc.

                         Notes to Financial Statements

                               December 31, 1996


1. DESCRIPTION OF THE PLAN

The following description of the CompSavings Plan for Employees of CompUSA Inc. (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was adopted by CompUSA Inc. (the Company) effective January 1, 1995, for eligible employees of the Company. The Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974 (ERISA). BZW Barclays Global Investors, National Association (the Trustee) acts as trustee for the Plan pursuant to a trust agreement between the Trustee and the Company.

ADMINISTRATION

The Plan is administered by the CompSavings Plan Committee appointed by the Board of Directors of the Company.

PARTICIPATION

Employees become eligible to participate in the Plan after they have reached the age of 21 and have completed 500 hours of service during the previous six months. During 1995, eligible employees could enroll in the Plan on January 1 or July 1 after meeting the age and service requirements. Effective January 1, 1996, the Plan was amended to allow eligible employees to enroll in the Plan on the first day of the next payroll period after meeting the age and service requirements. Eligible employees who desire to participate in the Plan must elect to participate on the form or forms provided by the CompSavings Plan Committee and authorize the Company to make payroll deductions for contributions to the Plan.

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan, provided their contribution for any one year does not exceed the Internal Revenue Service maximum dollar limitation which was $9,500 for 1996 and 1995. The Company contributes 25% of the first 5% of base compensation that a participant contributes to the Plan (Required Contribution). Additional amounts may be contributed (Discretionary Contribution) at the option of management based on the Company's profitability for the fiscal year that ends within the plan year. For 1995 and 1996, management authorized a Discretionary Contribution equal to 25% of the first 5% of base compensation that participants contributed to the Plan.

                CompSavings Plan for Employees of CompUSA Inc.

1. DESCRIPTION OF THE PLAN (CONTINUED)

Under the provisions of the Plan, 75% of the Company's Required and Discretionary Contributions are invested in the CompUSA Stock Fund, with the remaining 25% paid in cash and invested based on the participants' elections. In 1996, the Company's Required and Discretionary Contributions to the Plan aggregated $722,875 and $722,876, respectively. In 1995, the Company's Required and Discretionary Contributions to the Plan aggregated $542,079 and $542,079, respectively. The Company funded the 1996 and 1995 Required and Discretionary Contributions in March 1997 and February 1996, respectively.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations of earnings are based upon the ratio of a participant's account balance to the aggregate of all participant account balances.

Forfeited balances of terminated participants' nonvested accounts may be used to restore accounts for employees who are rehired, to pay Plan fees and expenses, or to reduce Company contributions. There were no forfeited balances at December 31, 1995. In 1996, forfeitures aggregated $137,468. These funds are maintained in a money market account pending expenditure by the Plan in the future. The money market account invests in interest bearing cash equivalents and is included in the CompUSA Stock Fund.

VESTING

Participants are immediately vested in their pretax and rollover contributions plus actual earnings thereon. The Company's contributions allocated to participants' accounts, plus the actual earnings thereon, vest to the participants based on years of continuous service. A participant is 100% vested after four years of continuous credited service.

INVESTMENT OPTIONS

Participants may elect the investment of their employee contributions and Company cash contributions in any of the following five investment options:

(a) Asset Allocation Fund-Invests in a changing mix of stocks, bonds, and money market securities.

                CompSavings Plan for Employees of CompUSA Inc.

1.   DESCRIPTION OF THE PLAN (CONTINUED)

(b) Income Accumulation Fund-Invests in a mixture of short- and medium-term fixed-income securities that produce income for the fund, mostly from interest payments.

(c) Growth Stock Fund-Invests in the stocks of companies that the fund manager believes have potential for above-average long-term capital appreciation.

(d) S&P 500 Stock Fund-Invests in the companies included in the Standard & Poor's 500 Index.

(e) CompUSA Stock Fund-Invests primarily in the stock of CompUSA Inc. Participants may not elect to have more than 50% of their employee contributions and Company cash contributions invested in this fund.

INCOME TAX STATUS

The Internal Revenue Service ruled on October 24, 1996 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The CompSavings Plan Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Because the Plan did not initially meet the tests limiting contributions of certain highly compensated employees, as defined by the IRC, excess contributions for 1996 and 1995 were refunded to certain participants, along with investment earnings on those excess contributions, in accordance with the Plan agreement. Those amounts are recorded in the accompanying balance sheet as "Excess contributions payable to participants."

TERMINATION OF THE PLAN

While the Company has not expressed any intent to do so, it may terminate the Plan at any time. In the event the Plan is terminated, the participants would become fully vested as to their account balances and the net assets of the Plan would be distributed to the participants in proportion to their respective account balances.

                CompSavings Plan for Employees of CompUSA Inc.

1. DESCRIPTION OF THE PLAN (CONTINUED)

WITHDRAWALS

Upon termination of service, a participant may receive a lump-sum payment equal to his or her vested account balance. Participants who are employees can elect to withdraw a portion of their Plan account balance, subject to certain conditions and restrictions.

LOANS

Effective January 1, 1996, the Plan was amended to provide that Plan participants may request a loan from the Plan in an amount generally not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. The minimum loan amount is $500 and must be repaid, through payroll deductions, within five years. The interest rate charged on participant loans is a fixed rate of interest determined by the CompSavings Plan Committee.

EXPENSES AND FORFEITURES

The Company pays all administrative fees and expenses related to maintaining the Plan to the extent such fees and expenses exceed forfeitures. The amount of such expenses paid by the Company in 1996 and 1995 was approximately $141,000 and $134,000, respectively. The Company also furnishes the Plan with administrative and clerical services and use of Company office space and supplies at no charge. Certain special fees, such as fees for changing investment fund elections more than four times per year and loan maintenance fees, are charged to individual participants' accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                CompSavings Plan for Employees of CompUSA Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION

Plan investments in various investment funds are stated at fair value as determined by the Trustee based upon the quoted market prices of the underlying securities comprising the investment funds. Investments in the Company's common stock are valued at the last reported sales price on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Contributions and interest income are recorded on the accrual basis.

                CompSavings Plan for Employees of CompUSA Inc.

3. ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT FUNDS

At December 31, 1996, the Plan's assets and liabilities were held in the following funds:

                                               ASSET           INCOME        GROWTH STOCK     S&P 500     COMPUSA STOCK   EMPLOYEE
                                             ALLOCATION     ACCUMULATION         FUND        STOCK FUND       FUND          LOAN
                                TOTAL           FUND            FUND                                                        FUND
                             -----------------------------------------------------------------------------------------------------
ASSETS
Investments at fair value    $11,215,905      $1,611,225        $ 916,624      $2,633,165    $2,011,156     $4,043,735   $      --
Contributions receivable:
 Participants                    269,213          40,628           30,253          84,887        57,039         56,406          --
 Employer                      1,445,751          57,715           42,447         108,189        79,770      1,157,630          --
                             -----------------------------------------------------------------------------------------------------
                               1,714,964          98,343           72,700         193,076       136,809      1,214,036          --
Employee loan receivable         567,859                                                                                   567,859
                             -----------------------------------------------------------------------------------------------------
Total assets                  13,498,728       1,709,568          989,324       2,826,241     2,147,965      5,257,771     567,859
                             -----------------------------------------------------------------------------------------------------

LIABILITIES
Excess contributions payable
to participants                  385,145          51,919           30,626         121,858        79,429        101,313          --
                             -----------------------------------------------------------------------------------------------------
Net assets available for
 benefits                    $13,113,583      $1,657,649        $ 958,698      $2,704,383    $2,068,536     $5,156,458    $567,859
                           =======================================================================================================

                CompSavings Plan for Employees of CompUSA Inc.

3. ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT FUNDS
    (CONTINUED)

At December 31, 1995, the Plan's assets and liabilities were held in the following funds:


                                               ASSET           INCOME
                                            ALLOCATION      ACCUMULATION    GROWTH STOCK      S&P 500       COMPUSA
                                TOTAL          FUND             FUND            FUND        STOCK FUND     STOCK FUND
                             -----------------------------------------------------------------------------------------
ASSETS
Investments at fair value    $ 3,704,312      $  805,511        $ 462,477      $1,096,247    $  818,353     $  521,724
Contributions receivable:
  Participants                   139,304          26,255           17,750          43,102        31,640         20,557
  Employer                     1,084,158          54,105           36,954          79,617        61,464        852,018
                             -----------------------------------------------------------------------------------------
                               1,223,462          80,360           54,704         122,719        93,104        872,575
                             -----------------------------------------------------------------------------------------
Total assets                   4,927,774         885,871          517,181       1,218,966       911,457      1,394,299
                             -----------------------------------------------------------------------------------------

LIABILITIES
Excess contributions
 payable to participants         204,977          32,241           21,191          73,545        34,665         43,335
                             -----------------------------------------------------------------------------------------
Net assets available for
 benefits                    $ 4,722,797      $  853,630        $ 495,990      $1,145,421    $  876,792     $1,350,964
                             =========================================================================================

                CompSavings Plan for Employees of CompUSA Inc.

4. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO
     INVESTMENT FUNDS

The changes in net assets available for benefits for the year ended
  December 31, 1996, are as follows:

                                               ASSET           INCOME       GROWTH STOCK      S&P 500       COMPUSA      EMPLOYEE
                                            ALLOCATION      ACCUMULATION        FUND        STOCK FUND       STOCK         LOAN
                                TOTAL          FUND             FUND                                          FUND         FUND
                             -----------------------------------------------------------------------------------------------------
Investment income:
 Net appreciation in fair
  value of investments       $ 2,690,726      $  146,078   $           --      $  178,767    $  282,738     $2,083,143   $      --

 Interest                         63,906              --           39,958              --            --          3,706      20,242
                             -----------------------------------------------------------------------------------------------------
                               2,754,632         146,078           39,958         178,767       282,738      2,086,849      20,242

Contributions:
 Participants  pretax          4,551,162         764,863          545,193       1,405,551       982,708        852,847          --
 Participants  rollover          514,987          92,997           53,201         123,745       105,208        139,836          --
 Employer:
  Participant directed           361,437          57,577           42,657         107,975        79,629         73,599          --
  Non-participant directed     1,084,313                                                                     1,084,313          --
                             -----------------------------------------------------------------------------------------------------
                               6,511,899         915,437          641,051       1,637,271     1,167,545      2,150,595          --
                             -----------------------------------------------------------------------------------------------------
Total additions                9,266,531       1,061,515          681,009       1,816,038     1,450,283      4,237,444      20,242
                             -----------------------------------------------------------------------------------------------------

Withdrawals by participants     (875,745)       (124,898)         (93,840)       (188,964)     (173,079)      (254,972)    (39,992)
Net interfund transfers
 and loan activity                    --        (132,598)        (124,461)        (68,112)      (85,460)      (176,978)    587,609
                             -----------------------------------------------------------------------------------------------------

Net increase                   8,390,786         804,019          462,708       1,558,962     1,191,744      3,805,494     567,859

Net assets available for
 benefits:
 Beginning of year             4,722,797         853,630          495,990       1,145,421       876,792      1,350,964          --
                             -----------------------------------------------------------------------------------------------------
 End of year                 $13,113,583      $1,657,649        $ 958,698      $2,704,383    $2,068,536     $5,156,458    $567,859
                             =====================================================================================================

                CompSavings Plan for Employees of CompUSA Inc.

4. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT FUNDS (CONTINUED)

The changes in net assets available for benefits for the year ended
  December 31, 1995, are as follows:
Investment income:

                                               ASSET           INCOME       GROWTH STOCK      S&P 500       COMPUSA
                                            ALLOCATION      ACCUMULATION        FUND        STOCK FUND       STOCK
                                TOTAL          FUND             FUND                                          FUND
                             ----------------------------------------------------------------------------------------
 Net appreciation
  (depreciation) in fair
  value of investments       $  279,778       $ 84,480     $             --     $   97,002    $ 99,098      $     (802)
 Interest                        11,350             --               11,350             --          --              --
                             -----------------------------------------------------------------------------------------
                                291,128         84,480               11,350         97,002      99,098            (802)

Contributions:
 Participants - pretax        3,246,577        660,458              457,463        952,227     734,850         441,579
 Participants  rollover         269,121         97,017               20,875         56,536      22,599          72,094
 Employer:
  Participant directed          271,040         54,105               36,954         79,617      61,464          38,900
  Non-participant directed      813,118             --                   --             --          --         813,118
                             -----------------------------------------------------------------------------------------
                              4,599,856        811,580              515,292      1,088,380     818,913       1,365,691
                             -----------------------------------------------------------------------------------------
Total additions               4,890,984        896,060              526,642      1,185,382     918,011       1,364,889
                             -----------------------------------------------------------------------------------------

Withdrawals by participants    (168,187)       (28,979)             (19,508)       (52,344)    (42,082)        (25,274)
Interfund transfers (net)                      (13,451)             (11,144)        12,383         863          11,349
                             -----------------------------------------------------------------------------------------
Net increase                  4,722,797        853,630              495,990      1,145,421     876,792       1,350,964

Net assets available for
 benefits:
  Beginning of year
                             -----------------------------------------------------------------------------------------
End of year                  $4,722,797       $853,630             $495,990     $1,145,421    $876,792      $1,350,964
                             =========================================================================================


                CompSavings Plan for Employees of CompUSA Inc.

5. INVESTMENTS

The Plan's investments are held by the Trustee. Investments at fair value as of December 31, 1996 and December 31, 1995, are as follows:

                                                   DECEMBER 31,
                                              1996              1995
                                          -----------------------------
Asset Allocation Fund:
 Barclays Global Investors Allocation
  Fund for Employee Retirement Plans*     $ 1,611,225        $  805,511


Income Accumulation Fund:
 Barclays Global Investors Income
  Accumulation Fund for Employee
  Retirement Plans*                           916,624           462,477



Growth Stock Fund:
 Barclays Global Investors Growth Stock
  Fund for Employee Retirement Plans*       2,633,165         1,096,247


S&P 500 Stock Fund:
 Barclays Global Investors S&P 500
  Stock Fund for Employee Retirement
  Plans*                                    2,011,156           818,353



CompUSA Stock Fund:
 CompUSA Common Stock*                      3,868,734           516,308
 Barclays Global Investors Money Market
  Fund                                        175,001             5,416
                                          -----------------------------
                                          $11,215,905        $3,408,754
                                          =============================

*   Investment represents 5 percent or more of the Plan's net assets.

                            Supplemental Schedules

                CompSavings Plan for Employees of CompUSA Inc.

          Line 27(a) - Schedule of Assets Held for Investment Purposes

                               December 31, 1996

                                           C. DESCRIPTION OF
                                         INVESTMENT INCLUDING
             B. IDENTITY OF ISSUER,     MATURITY DATE, RATE OF          NUMBER OF
             BORROWER, LESSOR, OR        INTEREST, COLLATERAL,        UNITS/SHARES/                        E. CURRENT
A.              SIMILAR PARTY           PAR, OR MATURITY VALUE          FACE VALUE          D. COST           VALUE
-----------------------------------------------------------------------------------------------------------------------
*            Barclays Global           Asset Allocation Fund -
             Investors                 invests in stocks,
                                       bonds, and money market            74,906            $ 1,407,396    $  1,611,225
                                       securities



*            Barclays Global           Income Accumulation
             Investors                 Fund - invests in
                                       short- and medium-term
                                       fixed income securities            69,755                916,624         916,624



*            Barclays Global           Growth Stock Fund -
             Investors                 invests in equity
                                       securities                        134,482              2,391,778       2,633,165


*            Barclays Global           S&P 500 Stock Fund -
             Investors                 invests in equity of
                                       S&P 500 companies                  72,684              1,668,015       2,011,156


*                                      CompUSA Stock Fund -
                                       invests in equity
                                       securities of CompUSA
                                       Inc.:


*            CompUSA Inc.              Common Stock                      187,575              2,033,499       3,868,734

*            Barclays Global
             Investors                 Money Market Fund                 175,001                175,001         175,001


             Participant Loans         9.25% - 9.5%                                                             567,859
                                                                                            ---------------------------
                                                                                            $ 8,592,313    $ 11,783,764
                                                                                            ===========================

*   Party-in-interest

                CompSavings Plan for Employees of CompUSA Inc.

                Line 27(d)  Schedule of Reportable Transactions

                               December 31, 1996

                                                                                                                  H.
                                                                                                                CURRENT
                                                                                                                VALUE OF      I.
                                                                                 C.         D.         G.       ASSET ON      NET
             A.                          B.                 NUMBER OF         PURCHASE   SELLING    COST OF   TRANSACTION   GAIN OR
 IDENTITY OF PARTY INVOLVED     DESCRIPTION OF ASSET    PURCHASES   SALES      PRICE      PRICE       ASSET       DATE      (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------

Category (iii)  Series of securities transactions in excess of 5% of the current value of Plan assets
-----------------------------------------------------------------------------------------------------

Barclays Global Investors*    Asset Allocation Fund     63          --       $  942,848  $     --  $  942,848   $942,848  $       --
Barclays Global Investors*    Asset Allocation Fund     --         164               --   282,530     254,805    282,530      27,725

Barclays Global Investors*    Income Accumulation Fund  65          --          730,774        --     730,774    730,774          --

Barclays Global Investors*    Income Accumulation Fund  --         162               --   276,627     276,627    276,627          --

Barclays Global Investors*    Growth Stock Fund         84          --        1,726,661        --   1,726,661  1,726,661          --

Barclays Global Investors*    Growth Stock Fund         --         150               --   369,921     325,724    369,921      44,197

Barclays Global Investors*    S&P 500 Stock Fund        69          --        1,229,977        --   1,229,977  1,229,977          --

Barclays Global Investors*    S&P 500 Stock Fund        --         168               --   321,863     278,897    321,863      42,966

CompUSA Inc.*                 Common Stock              83          --        1,818,853        --   1,818,853  1,818,853          --

CompUSA Inc.*                 Common Stock              --         160               --   520,118     266,969    520,118     253,150

There were no category (i), (ii), or (iv) reportable transactions during 1996. Columns e and f are not applicable.
*Party-in-interest

                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the CompSavings Plan Committee for the CompSavings Plan for Employees of CompUSA Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                CompSavings Plan for Employees of CompUSA Inc.

         By CompSavings Plan Committee Appointed Pursuant to the Plan:


Date:    June 27, 1997         By:  /S/ James F. Halpin
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                                    James F. Halpin, Committee Member



Date:    June 27, 1997         By:  /S/ James E. Skinner
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                                    James E. Skinner, Committee Member



Date:    June 27, 1997         By:  /S/ Melvin D. McCall
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                                    Melvin D. McCall, Committee Member